EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Earnings:
Earnings before income taxes	$6,359	$5,263	$7,849	$6,984	$5,080
Add back:
Fixed charges	642	718	629	533	294

Total earnings available for fixed charges	$7,001	$5,981	$8,478	$7,517	$5,374

Fixed Charges:
Interest, capitalized and expensed	$551	$639	$562	$470	$248
Interest component of rental payments	91	79	67	63	46

Total fixed charges	$642	$718	$629	$533	$294

Ratio of earnings to fixed charges	10.9	8.3	13.5	14.1	18.3

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.